Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Preference Dividends

	2004	2003	2002	2001	2000
	(in thousands)
Earnings:
Income from continuing operations before income taxes and equity in net income (loss) of affiliates	$55,579	$47,837	$35,667	$86,758	$33,179
Fixed charges	22,476	22,564	22,950	20,926	12,320
Distributed income of equity investees	57	105	78	-	-
Less: Interest capitalized	-	(87)	(1,066)	(839)	(242)
Earnings available to cover fixed charges	$78,112	$70,419	$57,629	$106,845	$45,257

Fixed charges:
Interest expense including amortization of deferred financing costs	$22,476	$22,477	$21,884	$20,087	$12,078
Capitalized interest	-	87	1,066	839	242
Total fixed charges	$22,476	$22,564	$22,950	$20,926	$12,320
Ratio of Earnings to Fixed Charges	3.48	3.12	2.51	5.11	3.67